ORBIS

02 AUG 20 AM 9:43

Warsaw, 2002-08-08

02049448

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

Dear Sirs,
Please find enclosed the text of the Current report no 23/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
AUG 30 2002
P THOMSON FINANCIAL

dlw 8/28

Current report no 23/2002.

The Management Bard of ORBIS S.A. herby informs that errors caused by an incorrect posting of figures from the balance sheet to the table "Selected financial data" have occurred in the financial report for the 2nd quarter of 2002. Thus,

in item X
2002, 2 quarters cumulative, there should be PLN 238 100 thousand instead of PLN 143 367 thousand;
2001, 2 quarters cumulative, there should be PLN 238 475 thousand instead of PLN 45 401 thousand;

in item XIII
2001, 2 quarters cumulative, there should be PLN 1 293 184 thousand instead of PLN 4 350 thousand.